RNS Annual Financial Report PUBLICATION OF UFN FINANCIAL STATEMENTS UNILEVER PLC Released 17:36:31 30 May 2025 RNS Number : 8814K Unilever PLC 30 May 2025 Publication of Financial Statements: Unilever Finance Netherlands B.V. London, 30 May 2025 The audited financial statements of Unilever Finance Netherlands B.V. for the financial year ended 31 Decemb been published and are available for viewing at: https://www.unilever.com/investors/debt-investors/unilever-eu programme/ To view the full document, please paste the following URL into the address bar of yo https://www.unilever.com/files/audited-financial-statements-of-unilever-finance-netherlands-bv-for-the-year-ende december-2024.pdf ENDS Enquiries Media: Unilever Global Media Relations press-office.london@unilever.com Investors: Investor Relations Team investor.relations@unilever.com Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the m United States Private Securities Litigation Reform Act of 1995, including with relation to the financial condition of Unilever Finance Netherlands B.V. and the Unilever group (the 'Group'). All statements other than statements fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'a 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work tow 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'seek', 'continue', 'projected', 'estimate', 'achieve' or of these terms, and other similar expressions of future performance, results, actions or events, and their n intended to identify such forward-looking statements. These forward-looking statements are based upon cu expectations and assumptions regarding anticipated developments and other factors affecting the Group. historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements con announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in section. Readers should not place undue reliance on forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of w beyond the Group's control, there are important factors that could cause actual results to differ materiall expressed or implied by these forward-looking statements. The forward-looking statements speak only as of the date of this announcement. Except as required by any appl regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any update to any forward-looking statements contained herein to reflect any change in the Group's expectations with rega any change in events, conditions or circumstances on which any such statement is based. New risks and uncer over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cann impact of each factor on our business or the extent to which any factor, or combination of factors, may cause ac differ materially from those contained in any forward-looking statements. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings wit Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annu Form 20-F 2024 and the Unilever Annual Report and Accounts 2024 available on our corporate website www.un This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.